[Tiens Biotech Group (USA), Inc. letterhead]

                               September 12, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Gregory S. Belliston
            Division of Corporate Finance


Re:      Tiens Biotech Group (USA), Inc.
         Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
         Filed August 11, 2005
         File No. 0-49666
--------------------------------------------------------------------------------


Dear Mr. Belliston:

         Tiens Biotech Group (USA), Inc. (the "Company") hereby files with the Commission Amendment No. 2 to its 10-KSB for the fiscal year ended December 31, 2004 (the "Amendment").

         By Federal Express, we are furnishing the staff with three marked and two unmarked courtesy copies of the Amendment.

         The Company's response to the staff's letter of comment dated September 2, 2005, is set forth below:

Form 10-KSB/A
-------------

Item 8A.  Controls and Procedures, page 48
------------------------------------------

         1. We note that in response to comment 3 [of the Staff's comment letter, dated as of July 13, 2005], you state in the response letter that the CEO and CFO concluded the disclosure controls and procedures were effective as of December 31, 2004 and that the disclosure is revised to reflect that fact. However, it does not appear the disclosure was revised. Therefore, we reissue the comment. Please state in an amended Form 10-KSB the CEO and CFO's conclusion regarding the effectiveness of the disclosure controls and procedures.

         The Company's CEO and CFO concluded, as of December 31, 2004, that the Company's disclosure controls and procedures were effective. The Company has revised the disclosure on page 48 of the Amendment to clarify that the CEO and CFO made such determination.



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         Should you have any questions  concerning any of the foregoing,  please contact me at (86) 22-8213-7264 or Jack Yeh with Loeb & Loeb LLP at (212) 407-4929.


                                                         Sincerely,


                                                         /s/ Wenjun Jiao
                                                         Wenjun Jiao
                                                         Chief Financial Officer